Filed by Wesco Financial Corporation

pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Wesco Financial Corporation

Commission File No.: 001-04720

On April 12, 2011, Wesco Financial Corporation issued the following press release in connection with the proposed transaction with Berkshire Hathaway Inc.:

Contact: Jeffrey L. Jacobson	626/585-6700
FOR IMMEDIATE RELEASE—PASADENA, CALIFORNIA, April 12, 2011

Wesco Financial Corporation (“Wesco”) is not holding an annual meeting of shareholders on May 4, 2011. At this time, no annual meeting for 2011 has been scheduled because of the pending proposal to merge Wesco with and into a subsidiary of Berkshire Hathaway Inc. (“Berkshire”).

Forward-Looking Statements

Statements that describe the objectives, expectations, plans or goals of Wesco or Berkshire (including, without limitation, their expectations with respect to the timing of the closing of the merger) are forward-looking statements. Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements.

In addition, the acquisition is subject to the satisfaction of certain conditions and the absence of events that could give rise to the termination of the merger agreement for the acquisition.

We caution against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from our forward-looking statements may appear in Wesco’s or Berkshire’s public filings with the Securities and Exchange Commission (the “SEC”), which are accessible at www.sec.gov, and which you are advised to consult.

Additional Information

In connection with the proposed transaction, on March 7, 2011, Berkshire filed with the SEC a registration statement that includes a proxy statement of Wesco that also constitutes a prospectus of Berkshire relating to the proposed transaction. Investors are urged to read the registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC, because they contain important information about Wesco, Berkshire and the proposed transaction. The registration statement and proxy statement/prospectus and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. In addition, the registration statement can be obtained free of charge from Berkshire’s website at www.berkshirehathaway.com and the proxy statement/prospectus (when it is filed) and other documents relating to the proposed transaction can be obtained free of charge from Wesco’s website at www.wescofinancial.com.

Wesco, Berkshire and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information regarding the directors and executive officers of Wesco and of Berkshire is included in the registration statement and proxy statement/prospectus regarding the proposed transaction filed with the SEC.

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